FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS HOLDING COMPANY / CIGNA CORPORATION

COMMISSION FILE NO. 001-35490

The following is a transcript of a video made available on www.advancinghealthcare.com.

David Cordani Interview with CNBC Squawk on the Street

3 May 2018

David Faber:

Health insurer Cigna beating earnings estimates on the top and bottom line, while membership rose 3% to 16.2 million. This of course as Cigna’s $52 billion cash and stock deal to buy the nation’s largest pharmacy benefits manager, Express Scripts, awaits regulatory approval. David Cordani is the President and CEO of Cigna, he joins us now from the company’s headquarters in Connecticut. David, always nice to have you.

David Cordani, President and CEO of Cigna:

Good to be here.

David Faber:

You were on of course the day you announced the deal to acquire Express. Investors in your stock have not seemed to warm to it too much. What have you heard in the subsequent weeks and what arguments have you made to perhaps combat some who fear a long regulatory process and still wonder about the benefits of buying a PBM?

David Cordani, President and CEO of Cigna:

I think there’s a few points. It’s more accepted even today than just a couple of months ago, that the industry as a whole is going through another round of reformatting itself. Because the market demands another step function improvement in affordability and service quality. So, that’s becoming more well accepted. Two, you’re correct. There is a lot of noise and concern relative to the regulatory environment given the pendency of the AT&T deal, and other deals in the transaction. We are trying to ensure it’s very clear that our two companies are truly complimentary of one another and don’t have material overlap. And then third, the fact that there’s a lot of news and headlines around the PBM model in need of change, we believe that’s correct and we see ourselves as a force of constructive change, by evolving Express’ very strong capabilities with ours to build more value. So that’s really what the conversation has been so far.

David Faber:

Right, well let me come more specifically to that and the benefits of the deal. I mean how does it actually lower costs if Cigna were to manage both the medical spend and the drug spend versus two separate companies doing each of them? What really is different?

David Cordani, President and CEO of Cigna:

So, big picture first off, Cigna has delivered the lowest medical cost trend in our industry for 5 years running, and we started this year once again with the lowest medical cost trend. Strategically, we have set a goal now to suggest that by 2021 we want our medical trend to more resemble CPI. We think that’s a much more sustainable result from a societal standpoint and we believe it’s not only possible, it’s necessary. Specific examples, better and more wholesome coordination of pharmaceutical costs that are approaching between 20 and 25% of the overall cost equation. With the medical benefits and with aligned physician relationships are mission critical. And then driving value-based care relationships or outcome-based relationships with the pharmaceutical manufacturers. David, those are just a couple examples.

David Faber:

Sorry, David, it’s going to get loud in here. The specifics of those costs that you mentioned, and specialty pharma does seem to be driving a lot of that, when it comes to the rising drug costs. How do you go about slowing those costs specifically?

David Cordani, President and CEO of Cigna:

It sounds like you’re having a little bit of a party there. It’s a little hard to hear. But the specialty pharmaceutical costs, think about an environment today that specialty pharmaceuticals are already a higher percentage of the overall pharmaceutical equation than what would historically be deemed to be base pharmaceuticals and thinking about an environment where at least half of the specialty pharmaceuticals are not currently being administered, coordinated or managed through the pharmacy benefit. And that’s just going to grow. The number one opportunity is to better align with the practicing physician around the delivery of those specialty pharmaceuticals and to expand access and choice. For example, Express has the ability through 500 home infusion specialists to be able to deliver specialty pharmaceuticals at home in a highly coordinated, highly customer-centric way, in aligning the incentives. Secondly, having the clinical excellence, breadth and affordability relationship that we can work back with the pharmaceutical manufacturers to reimburse those high cost specialty drugs based on clinical outcomes, not just consumption. Two really important examples but it all starts with the integration with the physician relationship and the practicing clinician from that standpoint.

Sara Eisen:

I was talking to Bertha Coombs who covers your stock and was listening to your conference call. She said that you seemed to highlight the fact that you’re really trying to bring down debt so that you can have more capital and more ability to do M&A, beyond Express Scripts. Can you talk a little bit about what you mean by that and why you feel like you have to do more deals?

David Cordani, President and CEO of Cigna:

It was not necessarily framing that we have to do more deals. I think the bigger picture you frame is a really important one though. The financial health of Cigna walking into this transaction is tremendous. Point two is both businesses run very capital efficient businesses. In the healthcare industry typically, you consume most of the capital you produce as you grow the business. Our businesses actually throw off a significant amount of free cash flow. So, to the point, we will be able to be able to deleverage our franchise back to our strategic leverage thresholds within 18 to 24 months, all while still investing in growth, innovation and during that time frame having the capacity for additional M&A or share repurchase. So, the headline is really the financial flexibility and the strategic flexibility that we think is exceptionally important because it’s indisputable that the marketplace is going to continue to change. And whether those dollars go back to shareholders through dividends, share repurchase or we seek to identify additional M&A, those are all additional value creators and having that strategic flexibility, we think is less well understood and appreciated today, but more importantly, critical for the future.

Carl Quintanilla:

David, you have been asked in recent days whether or not the arguments in the AT&T case offer any color on antitrust policy implications, you haven’t given very much, are you prepared to do so now? And if not, why not?

David Cordani, President and CEO of Cigna:

Well, we don’t speculate on other people’s case and we don’t want to speculate on what the DOJ may or may not do. Stepping back, we anticipated our transaction would be reviewed by the DOJ. We anticipated a second request given the size and scope of the transaction. We received our second request and it’s essentially consistent with what we expected and we’re actively engaged with the DOJ. Point two is, it’s a very different transaction. We are not dealing with distribution and content, we are dealing with two complimentary companies, one that is a health service company and one that is a pharmacy service company, that has very little overlap for any traditional antitrust measures and we believe that as that becomes understood with facts, this will not only be approved, but will be approved this year.

David Faber:

And finally, David, returning to at least some of the concerns amongst investors, with regard to spending $52 or even $67 billion when you include debt to buy a PBM, you know, politically, a lot of the narrative seems to be focused on the middle-man as a key to why drug prices keep going higher, so what gives you the confidence about the durability of a PBMs ability to continue to earn what they are earning?

David Cordani, President and CEO of Cigna:

So, we think your ability to earn in any business whether it’s ours, the PBMs or anybody else’s business, is predicated on a simple tenant. Are you creating differentiated value for your customers and clients? If you do, you get to earn a fair return and return that to your shareholders. Point two is, Cigna has a long track record of embracing transparency to drive alignment and to drive value. And we see the future as an opportunity rich environment to take what the market knows is the pharmacy capabilities, medical capabilities and health improvement capabilities, to drive more transparency, to drive more alignment to lower costs, which is a mission-critical imperative for society, improve quality, and as such, get a fair return. So, we’re not trying to preserve the status quo at all, we’re trying to accelerate change with the customer front and center, to improve affordability and value, and we think that’s a winning equation in any regulatory or legislative environment.

David Faber:

David, as always, appreciate your time. Thank you.

David Cordani, President and CEO of Cigna:

Great to be with you. Thank you.

* * *

FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•	the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, including the preliminary joint proxy statement / prospectus contained in the Form S-4 of Halfmoon Parent, Inc. (“Holdco”), which was filed with the SEC on May 16, 2018, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, on May 16, 2018, Holdco has filed a registration statement on Form S-4 that included a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. These materials have not yet been declared effective, are not yet final and may be amended. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary materials filed on May 16, 2018, the definitive version of the joint proxy statement/prospectus (when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation (and, in some instances, Holdco) and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018, and the preliminary joint proxy statement / prospectus contained in the Form S-4, which was filed by Holdco with the SEC on May 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018, and the preliminary joint proxy statement / prospectus contained in the Form S-4, which was filed by Holdco with the SEC on May 16, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the preliminary joint proxy statement / prospectus, and the definitive version thereof (when it becomes available), carefully and in its entirety before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.